Filed Pursuant to Rule 424(b)(3)
Registration No. 333-98417

PROSPECTUS SUPPLEMENT
TO PROSPECTUS DATED SEPTEMBER 25, 2002

3,380,879 Shares
E*TRADE FINANCIAL CORPORATION
Common Stock

The information contained in the prospectus is hereby amended and supplemented as follows:

The shares offered by the prospectus are being offered by SOFTBANK Investment Corporation, as successor by merger to E*TRADE Japan K.K., a Japanese corporation, the original selling securityholder under the prospectus. We held an equity interest in E*TRADE Japan, and as a result of the merger, as of October 27, 2003 we are the beneficial owners of an approximately 10.8% interest in SOFTBANK Investment. We are also party to a license agreement under which we provide a wholly-owned subsidiary of SOFTBANK Investment with a limited license to use the E*TRADE name. SOFTBANK Investment has agreed absent our consent to only sell the shares offered by this prospectus during periods when officers and directors of E*TRADE are generally permitted to trade in our share pursuant to our general trading policies. The other restrictions on the sale of the shares described in the third paragraph of page 19 of the prospectus were terminated in connection with the merger.

Selling Securityholder	Shares of Common Stock Offered	Shares of Common Stock Beneficially Owned (1)	Shares of Common Stock Beneficially Owned After Offering (1) (2)

SOFTBANK Investment Corporation (3)	3,380,879	3,380,879 / 0.93%	--
Future transferees, pledgees, donees or
successors (4)	--	--	--

Total	3,380,879	3,380,879 / 0.93%	--

(1)	Percentages calculated based on Rule 13d-3(d)(1)(i) of the Exchange Act using 362,776,076 shares of common stock outstanding as of September 30, 2003 and 1,586,125 issued by EGI Canada Corporation, exchangeable on a one-for-one basis for E*TRADE common stock, outstanding as of September 30, 2003.
(2)	Assumes the sale of all the shares offered hereby.
(3)	SOFTBANK Finance Corporation holds an approximately 52% interest in SOFTBANK Investment Corporation, as of September 30, 2003. SOFTBANK Finance is a wholly-owned subsidiary of SOFTBANK Corporation. Masayoshi Son is the President and Chief Executive Officer of SOFTBANK Corporation and owns an approximately 32.85% interest in SOFTBANK Corporation. Accordingly, securities owned by SOFTBANK Investment may be regarded as being beneficially owned by SOFTBANK Finance, securities owned by SOFTBANK Finance may be regarded as being beneficially owned by SOFTBANK Corporation, and securities owned by SOFTBANK Corporation may be regarded as being beneficially owned by Masayoshi Son. Ronald D. Fisher, a director of SOFTBANK Corporation, has been one of our directors since October 2000. Prior to that time, Masayoshi Son was one of our directors.
(4)	Information about future transferees, pledgees, donees or successors who may become selling securityholders will be set forth in further prospectus supplements, if required. Assumes such future selling securityholders do not beneficially own any common stock other than the shares.

Investing in our common stock involves risks. See “Risk Factors” beginning on page 7 of the prospectus.

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Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

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The date of this prospectus supplement is October 28, 2003